SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

{ X} ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number:001-15116

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CANADA LIFE U.S. STAFF 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Canada Life Financial Corporation
330 University Avenue
Toronto, ON M5G 1R8 Canada

Exhibit Index at Page 15
Total of 16 pages

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Canada Life U.S. Staff 401(k) Retirement Plan

Years ended December 31, 2001 and 2000

with Report of Independent Auditors

Canada Life U.S. Staff 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents

Report of Independent Auditors

Administrative Committee
Canada Life U.S. Staff 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Canada Life U.S. Staff 401(k) Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

April 26, 2002

Canada Life U.S. Staff 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value	**$12,744,246**	$13,231,909
Net assets available for benefits	**$12,744,246**	$13,231,909

See accompanying notes.

Canada Life U.S. Staff 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2001	**2000**
Additions to net assets attributed to:		
Interest and dividends	**$ 267,038**	$ 810,976
Contributions:		
Participant	**2,580,993**	2,509,905
Employer	**574,978**	171,859
Total contributions	**3,155,971**	2,681,764
Transfer from related plan	**–**	12,573,201
Total additions	**3,423,009**	16,065,941
Deductions from net assets attributed to:		
Net depreciation in fair value of investments	**2,361,325**	2,113,305
Benefits paid	**1,546,267**	718,065
Administrative expenses	**3,080**	2,662
Total deductions	**3,910,672**	2,834,032
Net increase (decrease)	**(487,663)**	13,231,909
Net assets available for benefits:		
Beginning of year	**13,231,909**	–
End of year	**$12,744,246**	$13,231,909

See accompanying notes.

Canada Life U.S. Staff 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following description of the Canada Life U.S. Staff 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan.

General

The Plan is a defined contribution plan covering substantially all United States employees of The Canada Life Assurance Company and The Canada Life Insurance Company of New York (together, the "Company").

The Plan was effective on January 1, 2000. Effective February 1, 2000, the Plan was amended to receive the net assets of the certain participants who were former participants in a prior Canada Life U.S. Staff 401(k) Retirement Plan (the "former plan").

Employees of the Company become eligible to participate in the Plan at the beginning of each month following the attainment of age 21 and the completion of 6 months of service.

Contributions

Participants may contribute via payroll deductions, from 1% to 15% of their salaries or wages to the Plan, subject to applicable Internal Revenue Code (the "Code") limitations. Employer matching contributions equal fifty percent (50%) of the participant's 401(k) contributions. These matching contributions will not exceed 3% of the participant's compensation or eighteen hundred dollars ($1,800) per calendar year. Employer contributions are paid to the Plan each pay period and credited to participants' individual accounts.

Payment of Benefits

The Plan provides for withdrawals by Plan participants in the event of termination of employment, hardship, death, retirement, permanent disability, and other specified circumstances.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their employee fund accounts the lesser of a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime interest rate plus 1% on the date the loans are issued. Principal and interest are paid through bi-weekly payroll deductions.

Participant Accounts

Participants may direct their contributions into a variety of collective trust funds or mutual funds. Effective November 15, 2000, the Plan added a Canada Life Financial Corporation Stock Fund as an additional investment option. However, the Plan did not purchase this investment until after December 31, 2000.

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan investment results, and can be charged with an allocation of administrative expenses related to processing expenses. Net asset values are calculated on a daily basis.

Vesting

Participants' contributions and the earnings thereon are at all times vested with such participants. Company contributions credited to the individual account of participants vest with such participants when they have five or more years of service with the Company, or when the participants attain normal retirement age while in employment of the Company.

1. Description of the Plan (continued)

Forfeitures

Forfeitures are generally used to reduce the Company's contributions. The Plan used approximately $82,000 and $382,000 of forfeitures during 2001 and 2000, respectively to reduce Company contributions. The forfeiture account balance was approximately $8,000 and $20,000 at December 31, 2001 and 2000, respectively.

Plan Termination

While the Company has not expressed any intent to discontinue the Plan, it may terminate the Plan at any time subject to the provisions of ERISA and the Plan agreement. If the Plan is terminated, each participant shall receive a payment equal to the value of the participant's account.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Valuation of Investments

Investments in mutual funds are recorded at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Investments in the Scudder Stock Index Fund, a collective investment fund, are reported at fair value as determined by Scudder Trust Company based on the underlying investments of the fund. Investments in the Scudder Stable Value Fund, a collective investment fund, are reported at fair value, which represents deposits, including interest credited to the Plan's account, less withdrawals. Participant loans are recorded at the principal amount outstanding plus accrued interest, which approximates fair value.

Administrative Expenses

The Company has paid all administrative expenses incurred in connection with the operation of the Plan, except for loan set-up and quarterly maintenance fees, which are deducted from the respective participants' accounts.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2001	**2000**
Scudder Large Company Growth Fund	**$2,622,221**	$3,173,193
Scudder Stock Index Fund	**1,827,614**	1,597,714
Scudder Technology Fund	**1,065,217**	1,362,259
Scudder Stable Value Fund	**1,274,361**	1,259,969
Scudder Large Company Value Fund	**1,032,191**	1,217,355
Founders Discovery Fund	**1,239,450**	1,171,310
Scudder Growth and Income Fund	**936,892**	851,656
Scudder Total Return Fund	**747,964**	704,329
Scudder International Fund	*	690,197

* Balance is less than 5%.

3. Investments (continued)

The Plan's investments appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year ended December 31	
	2001	**2000**
Mutual Funds	**$(2,145,274)**	$(2,084,848)
Canada Life Financial Corporation Common Stock	**1,555**	–
Common/Collective Trust Funds	**(217,606)**	(28,457)
	$(2,361,325)	$(2,113,305)

4. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Party-in-Interest Transactions

The Plan held 3,819 shares of Canada Life Financial Corporation Common Stock on December 31, 2001. The fair value of this stock at December 31, 2001 was $105,977.

The Plan offers investments in mutual funds issued by Scudder Investor Services, Inc. and Kemper Distributors, Inc., which are owned by Scudder Kemper Investments, Inc. ("Scudder Kemper"). Scudder Kemper is an affiliate of Scudder Trust Company, the trustee of the Plan. Scudder Kemper receives investment management fees related to these mutual funds prior to any fund being allocated investment earnings or losses. Participants should refer to the respective Scudder Kemper prospectus for information on investment management fees related to any of these mutual funds.

6. Transfer from Related Plan

On February 1, 2000, the Plan received net assets of $12,573,201 attributable to participant accounts from the former plan. This amount was used to purchase similar investments of the Plan for the respective participants.

Supplemental Schedule

Canada Life U.S. Staff 401(k) Retirement Plan

EIN: 38-0397420 Plan No.: 003
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
*	Scudder Investor Services, Inc.	Scudder Large Company Growth	$ 2,622,221
*	Scudder Investor Services, Inc.	Scudder Stock Index Fund	1,827,614
*	Scudder Investor Services, Inc.	Scudder Technology Fund	1,065,217
*	Scudder Investor Services, Inc.	Scudder Stable Value Fund	1,274,361
*	Scudder Investor Services, Inc.	Scudder Large Company Value	1,032,191
	Founders Asset Management LLC	Founders Discovery Fund	1,239,450
*	Scudder Investor Services, Inc.	Scudder Growth and Income Fund	936,892
*	Scudder Investor Services, Inc.	Scudder Total Return Fund	747,964
*	Scudder Investor Services, Inc.	Scudder International Fund	633,174
	PIMCO Fund Distributors LLC	PIMCO Total Return Fund	628,039
	Invesco Funds Group, Inc.	Invesco Dynamics Fund	289,839
*	Canada Life Financial Corporation	Common Stock	105,977
	State Street Global Advisors	SSgA Money Market Fund	15,790
	Participants	Loans bearing interest at 7.5% – 10.5% with maturities ranging from 1 to 5 years	325,517
			$12,744,246

* Indicates a party-in-interest to the Plan.

Note: Column (d) has not been presented as that information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CANADA LIFE U.S. STAFF 401(k) RETIREMENT PLAN

By: ------------------

Medgar Scott
Plan Administrator

June 24, 2002

Exhibit Index

EXHIBIT NO.	DESCRIPTION	Page 16
23	Consent of Independent Auditors (Ernst & Young LLP)	

Ex. 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-12862) pertaining to the Canada Life U.S. Staff 401(k) Retirement Plan of our report dated April 26, 2002, with respect to the financial statements and supplemental schedule of the Canada Life U.S. Staff 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Atlanta, Georgia
June 24, 2002